UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Other Events.

On January 9, 2020, Naked Brand Group Limited (the “Company”) received notification from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) that it has regained compliance with Nasdaq Listing Rule 5550(a)(2), which concerns minimum bid price listing requirements.

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On January 9, 2020, the Company entered into a Securities Purchase Agreement (the “SPA”) for a private placement to St. George Investments LLC (the “Holder”) of a Convertible Promissory Note (the “Note”) and a Warrant to Purchase Ordinary Shares (the “Warrant”), for a purchase price of $3,000,000. The Company anticipates the funding of the purchase price will occur on January 10, 2020.

The Company intends to use approximately $790,000 of the net proceeds from the sale of the Note to repay a portion of the loans under the Company’s existing senior secured credit facility with the Bank of New Zealand.

Pursuant to the SPA, the Note was sold with an original issue discount of the $150,000 and the Company paid $20,000 of the Holder’s expenses, which amount was added to the principal balance of the Note. Accordingly, the Note had an initial principal balance of $3,170,000.

Until February 9, 2020, the Holder has the right to exchange the Warrant for a 5% increase in the outstanding balance of the Note.

The SPA includes certain customary representations and warranties and covenants. In addition, the Company has agreed to (i) file a registration statement registering the shares issuable upon conversion of the Note by April 8, 2020; (ii) ensure the registration statement declared is effective by May 8, 2020; and (iii) complete a financing for an additional $5,000,000, through the sale of equity securities (not including securities with price reset features or with a price that varies with market price), by February 23, 2020. Upon each failure by the Company to comply with one of the covenants set forth in the preceding sentence, the Note will be subjected to a 10% premium.

The Company also granted the Holder, for any financing through the sale of equity securities, a right of first offer to complete the financing on substantially the terms contained in the SPA and related documents. The Company further agreed not to engage in sales of equity securities in excess of $3 million per calendar month or $15 million cumulatively. The right of first offer and the restriction on sales of equity securities expire under certain conditions as set forth in the SPA, and do not apply to one financing of up to $12 million, provided the securities are not registered for resale within six months and certain other conditions are met.

The Holder and its affiliates are also the holders of Convertible Promissory Notes issued by the Company on May 13, 2019, October 4, 2019, November 12, 2019 and December 19, 2019 as previously disclosed in the Reports of Foreign Private Issuer on Form 6-K filed on May 17, 2019, October 9, 2019, November 15, 2019 and December 20, 2019, respectively.

The Note

The Note accrues interest at a rate of 20% per annum, compounded daily, and matures on January 9, 2022. The Company has the right to prepay the Note, subject to a 25% premium. The Note is subordinated to the Company’s existing senior secured credit facility with the Bank of New Zealand, pursuant to a Deed of Subordination (the “Subordination Agreement”) between the Company, the Holder and Bank of New Zealand.

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Commencing July 10, 2020 (or earlier upon the effectiveness of the registration statement mentioned above), the Holder has the right to convert the outstanding balance of the Note into the Company’s ordinary shares at a conversion price of $4.00 per share, subject to adjustment for stock dividends or subdivisions or combinations of the Company’s ordinary shares. If, after July 10, 2020, the Company is unable to issue conversion shares as a result of a lock-up or similar agreement, the amount due under the Note will be increased by 3% every 30 days at the Holder’s option. The Holder is prohibited from converting the Note to the extent the Holder (together with its affiliates) would beneficially own more than 4.99% of the Company’s outstanding ordinary shares (subject to increase to 9.99% if the Company’s market capitalization is less than $10,000,000).

The Holder also has the right, beginning on July 10, 2020, to cause the Company to redeem any portion of the Note, up to a maximum of $600,000 per month.

The Note includes certain customary events of default, including, without limitation the following (subject to grace periods in certain cases): the failure to pay amounts due under the Note; the failure to timely deliver ordinary shares upon conversion of the Note; the occurrence of certain events related to bankruptcy or insolvency of the Company; the inaccuracy of the Company’s representations and warranties in the SPA, the Note and ancillary documents; the occurrence of a Fundamental Transaction (as defined in the Note) without the Holder’s consent; the effectuation of a reverse stock split without notice to the Holder; the entry of certain judgments and similar orders; the failure of the ordinary shares to be DWAC eligible; the failure to comply with certain covenants of the Company in the SPA, the Note and ancillary documents, and in other material debt documents of the Company. Upon the occurrence of an event of default, the Holder may accelerate the Note, such that all amounts due under the Note, plus up to an additional 25%, will become immediately due and payable. The Holder may also increase the interest rate to 22%. Acceleration of the Note is automatic in the case of events of default relating to bankruptcy or insolvency of the Company.

The Warrant

The Warrant entitles the Holder to purchase a number of ordinary shares equal to the number of ordinary shares issued under the Note. The Warrant has an exercise price of $5.00 per share, subject to adjustment for stock dividends or subdivisions or combinations of the Company’s ordinary shares, and expires on January 31, 2022. If there is no current and effective registration statement available for the resale of the warrant shares after July 9, 2020, the Holder may exercise the Warrant on a cashless basis. The Holder is prohibited from exercising the Warrant to the extent the Holder (together with its affiliates) would beneficially own more than 4.99% of the Company’s outstanding ordinary shares (subject to increase to 9.99% if the Company’s market capitalization is less than $10,000,000).

Additional Information

Copies of the SPA, Note, Warrant and Subordination Agreement are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 10.1, 4.1, 4.2 and 10.2, respectively, and are incorporated herein by reference. The foregoing description of the SPA, Note, Warrant and Subordination Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits.

The copies of the SPA, Note, Warrant and Subordination Agreement have been included to provide investors and security holders with information regarding its terms. The copies are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the agreements were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the agreements, may have been made in some cases solely for the allocation of risk between the parties and may be subject to limitations agreed upon by the parties.

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Unregistered Sales of Equity Securities.

The Note, the Warrant and the ordinary shares issuable upon conversion of the Note or exercise of the Warrant were offered and sold, or are being offered and sold, in a private placement to accredited investors pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333- 226192, 333-230757, 333-232229 and 333-235801) and the prospectuses included therein.

Financial Statements and Exhibits.

Exhibit No.	Description

4.1	Note dated as of January 9, 2020.

4.2	Warrant dated as of January 9, 2020.

10.1	Securities Purchase Agreement, dated as of January 9, 2020, by and between Naked Brand Group Limited and St. George Investments LLC.

10.2	Deed of Subordination, dated as of January 9, 2020, by and among Naked Brand Group Limited, Bank of New Zealand and St. George Investments LLC.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 10, 2020	NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Executive Chairman

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